Filed pursuant to Rule 433

Free Writing Prospectus dated November 18, 2013

Relating to

Preliminary Prospectus Supplement dated November 18, 2013 to

Prospectus dated June 7, 2012

Registration Statement No. 333-181984-01

Tanger Properties Limited Partnership

Pricing Term Sheet

November 18, 2013

Issuer:	Tanger Properties Limited Partnership

Size:	$250,000,000

Maturity:	December 1, 2023

Coupon (Interest Rate):	3.875%

Yield to Maturity:	4.076%

Spread to Benchmark Treasury:	+140 bps

Benchmark Treasury:	2.75% due November 15, 2023

Benchmark Treasury Price / Yield:	100-20+/ 2.676%

Interest Payment Dates:	December 1 and June 1, commencing June 1, 2014

Redemption Provision:	At any time prior to September 1, 2023, make-whole call based on U.S. Treasury plus 25 basis points (0.25%); if redeemed on or after September 1, 2023, at 100% of the principal amount of the notes being redeemed, in each case plus accrued and unpaid interest thereon to, but excluding, the redemption date

Price to Public:	98.360%

Trade Date: Settlement Date: Extended Settlement:

November 18, 2013

November 25, 2013 (T+5)

The issuer expects that the delivery of the notes will be made against payment therefor on or about November 25, 2013, which is the fifth business day following the date of this pricing term sheet (the settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the SEC promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade the notes prior to the third business day preceding the closing date for the notes will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own adviser.

Ratings*: CUSIP/ISIN:	Baa1 (Moody’s) / BBB+ (S&P) 875484 AG2/US875484AG28

Joint Book-Running Managers:	Jefferies LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Sr. Co-Managers:	RBC Capital Markets, LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Regions Securities LLC Scotia Capital (USA) Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC which became effective upon filing with the SEC in accordance with Rule 462(e) of the 1933 Act Regulations for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Jefferies LLC toll-free at 1-877-547-6340, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free 1-800-326-5897.